
06016059

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Charlemagne Capital Limited

*CURRENT ADDRESS: P.O. Box 309GT
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 35004 FISCAL YEAR 12/31/05

PROCESSED
AUG 17 2006
THOMSON
FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/14/06



Charlemagne
Capital

12-31-05
AR/S

Charlemagne Capital Limited

Annual Report and Financial Statements
For the year ended 31 December 2005

ISIN No. KYG2052F1028

CONTENTS

Chairman's Statement

I am pleased to present the financial results for the year ended 31 December 2005. The year saw a continuation of the strong performance of previous years. Once again, Charlemagne has been successful in attracting record levels of new subscriptions into the funds that we manage. This has led to growth in assets under management from US$2.3bn to US$4.1bn during the period. This performance has been achieved despite the return of almost US$300m to investors in the private equity vehicle SWR Investments Limited ("SWR") which successfully completed the profitable sale of its banking interests in Croatia and Bulgaria in March 2005.

Charlemagne has also increased its underlying profitability. Net profit after tax increased to US$56.3m (2004: US$25.5m) including net profits recognised on SWR amounting to US$13.2m. The realisation of Charlemagne's investment in SWR together with that of other capital positions, enabled the Company to return US$40.3m (2004 US$7.6m) to shareholders by way of a pro rata share buy back in July 2005. This is in addition to an interim dividend declared for 2005 totalling US$6.5m (2004 US$4.9m) which was paid on 30 January 2006. The Group's performance has been such that the directors are planning a further pro rata share buy back by the company on 13 February 2006 which will return US$43.5m of surplus capital. It remains the policy of the Directors to review Charlemagne's capital requirements regularly and to return to shareholders the maximum amount of surplus capital consistent with retaining prudent resources for the future.

Notwithstanding Charlemagne's current success, the Company has a strategy in place to deliver future growth. During 2005 our flagship long product, the Magna Umbrella Fund, an Irish domiciled UCITS vehicle which is registered for distribution to investors in Germany, Austria, the Netherlands, Switzerland, Luxembourg and the United Kingdom, was granted UCITS III status. The Magna fund range has also been broadened to a total of eight sub funds; Magna Eastern European Fund, Magna Global Emerging Markets Fund, Magna Greater China Fund, Magna Russia Fund, Magna Turkey Fund, Magna Latin America Fund, Magna India Fund and Magna EMEA Fund. Combined assets under management of these Funds were US$987m (2004 US$478m) at the end of the year. Charlemagne expects to be able to register this product in other jurisdictions during 2006 which, we believe when taken together with new geographic markets and continued superior fund performance, should aid in delivering further healthy growth in assets under management into 2006.

As Charlemagne has expanded the Magna product, so it has also continued to develop the OCCO hedge fund range where the four funds covering Global Emerging Markets, Eastern Europe, Latin America and Asia, had a total of US$254m (2004 US$135m) under management at the end of the year. These funds are also showing a strong performance track record. The directors are confident that these products can continue to gain market share in 2006.

Charlemagne has also seen its institutional advisory assets rise significantly and has been approached by other entities seeking to employ its expertise in emerging markets.

As indicated above, the Group's principal private equity vehicle reached the end of its natural cycle in the spring of 2005. The Group subsequently launched an AIM listed property investment vehicle, European Convergence Property Company plc, which raised Euro 62m at its launch in June 2005. This is a positive development which should produce solid future revenues for its shareholders and for the Group. The private equity team continues to seek out suitable assets in which to invest in the future.

Despite the amount returned to shareholders during the past year, and the proposed buy back scheduled for 13 February 2006, the Group retains a strong, debt free and liquid balance sheet.

I would like to thank all of Charlemagne's employees for their contribution over the past twelve months.

Together with the other members of the board, I remain confident about the Group's current prospects and am looking forward to what I believe will be a seminal year in Charlemagne's development with enthusiasm.

James Mellon

Chairman

10 February 2006

Report of the Directors

The Directors herein present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2005.

Principal Activities

The Group's principal activities consist of asset management and related activities.

Results and Dividends

The Group's profit for the year ended 31 December 2005 and the state of affairs of the Group and the Company at that date are set out in the financial statements on pages 9 to 13 and notes on pages 14 to 32.

The interim dividend of 2 US cents per ordinary share in respect of the year to 31 December 2005 was paid in lieu of a final dividend on 30 January 2006 to shareholders on the register of members on 24 January 2006.

Summary Financial Information

The results and the assets and liabilities of the Group for the current and the last two financial years (extracted from the audited financial statements) are set out below in summary:-

Results	**For the year ended 31 December 2005 US$'000**	***For the year ended 31 December 2004 US$'000***	***For the year ended 31 December 2003 US$'000***
Revenue	90,839	*45,400*	*16,051*
Operating Profit	49,600	*24,014*	*5,371*
Share of profits of jointly controlled entity net of performance awards	13,193	*2,420*	*2,148*
Profit before tax	62,793	*26,434*	*7,519*
Taxation	(6,474)	*(983)*	*(180)*
Profit after tax	56,319	*25,451*	*7,339*
Minority interests	-	-	*134*
Net profit from ordinary activities	**56,319**	***25,451***	***7,473***
Assets and liabilities			
Property, plant and equipment	413	*225*	*86*
Interest in jointly controlled entity	4,261	*16,836*	*11,974*
Current assets	105,306	*54,312*	*27,791*
Total assets	109,980	*71,373*	*39,851*
Total liabilities	47,849	*15,649*	*4,246*
Net assets	**62,131**	***55,724***	***35,605***

Report of the Directors Continued

Subsidiaries and Jointly Controlled Entity

Particulars of the Company's subsidiaries and jointly controlled entity are set out in notes 11 and 12 respectively to the financial statements.

Property, plant and equipment

Details of movements in the equipment of the Group during the year are set out in note 10 to the financial statements.

Borrowings

The Group had no bank borrowings as at 31 December 2005.

Share Capital and Share Options

Details of the movements in the Company's share capital and share options during the year are set out in note 18 to the financial statements.

Details of Share Repurchases

During the year ended 31 December 2005, the Company repurchased 495m of its own shares, of these 490.5m (60% of the total shareholding) were the result of a compulsory repurchase by the Company.

Pre-Emptive Rights

There are no provisions for pre-emptive rights under the Company's Articles of Association or the Companies Law of the Cayman Islands which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Reserves

Details of movements in the reserves together with details of their availability for distribution, as calculated in accordance with the Companies Law of the Cayman Islands, are set out in note 19 to the financial statements.

Directors

The Directors of the Company who held office during the year were:-

James Mellon (Chairman)*
David Curl
David McMahon**
Jayne Sutcliffe
Jeremy Barnes* (resigned on 5 September 2005)
Anderson Whamond
Hans Van Griethuysen

* non-executive director

** non-executive director until 1 February 2006 at which date he became an executive director

Report of the Directors Continued

Biographical details of the Directors who hold office as at the date of this report are as follows:-

James Mellon, Non-Executive Chairman, aged 49, is British. He was educated at Oxford University and, since graduating in 1978, his whole career has been spent in asset management. He has worked for GT Management Plc and the Thornton Group, where he was Managing Director of the Asian operation. From 1988 to 1990, he was an executive director of Tyndall Holdings Plc responsible for business expansion and corporate development. In 1990, Mr Mellon co-founded and became Chief Executive of Regent Pacific Group Limited. He is a director of a number of funds, including closed-ended and London and Dublin-listed funds.

David Curl, Executive Director, aged 35, is Canadian. He was appointed Investment Director of the Group in 2000. He holds a degree in Economics from the University of Richmond USA, and an MBA from L'Institut Superieur de Gestion in Paris. He joined a predecessor to Charlemagne Capital in 1994, specialising in equity investments in Emerging Europe. Since then he has been involved in the management of the Group's Russian and Emerging European regional funds. He is Finance Director and Head of Investment (Private Equity and Acquisitions).

David McMahon, Executive Director, aged 51, is British. He joined a predecessor to Charlemagne Capital in February 1998. He was previously Finance Director and General Manager of Templeton Life Assurance Limited from 1990. He later became Chief Financial Officer of Templeton's European businesses. He is a Fellow of the Institute of Chartered Accountants in England & Wales. He acted as Group Finance Director until February 2003 when he left employment to operate his own consultancy business. He returned as an executive on 1 February 2006 as Director, Corporate Planning.

Jayne Sutcliffe, Chief Executive, aged 42, is British. After graduating from Oxford University in 1986, she began her career with Asian specialist Thornton Management before moving in 1988 to Tyndall Holdings Plc to work on the development of an Asian and emerging markets operation. In 1990, she co-founded Regent Pacific Group Limited and was responsible for establishing and running its European operations. In the early 1990's, she was instrumental for the entry and expansion of the Group's activities and products into developing markets of Central and Eastern Europe. She became Chief Executive of Charlemagne Capital Limited on its demerger from the Regent Pacific Group Limited in 2000. She has a masters degree from Oxford University.

Hans Van Griethuysen, Executive Director, aged 52, is Dutch. He has been active in International Banking for 22 years with Rabobank and ABN Amro. As Executive Vice President of Rabobank's International Head Office, he was responsible for international strategy and privatisation efforts, having previously been the head of the Bank's Irish, French and Indonesian operations. He is a Harvard Business School Alumnus (AMP 156) and holds an MBA from the Delft/Erasmus University in Holland. He has overall responsibility for the management of the financial investments in the private equity programme.

Anderson Whamond, Executive Director, aged 46, is British. He began his career in 1983 at White Weld Securities (part of the CSFB group) before joining Salomon Brothers International in London in 1986 and then Morgan Stanley International in 1989 where he was a principal in charge of convertible bond trading. He joined Peregrine Securities International (UK) Limited in 1993. In 1996 he relocated to Hong Kong to run the equity trading businesses of Peregrine Investment Holdings Limited. In 1998 he joined Regent Pacific Group, as head of corporate investments. He took up his current position as Managing Director of Charlemagne Capital (IOM) Limited in September 2002 and is now the Group's Chief Operating Officer.

Report of the Directors Continued

Directors' Interests in Shares and Options

As at 31 December 2005, the beneficial interests of the Directors in the share capital of the Company or in any rights to subscribe for the share capital of the Company (including interests which they are deemed or taken to have) were as follows:-

1. **Share Capital of the Company**

Ordinary shares of US$0.01 each

		Number of Shares and Nature of Interest		
Directors	**Notes**	**Personal Interests**	**Other Interests**	**Total Interests**
James Mellon	A & B	10,428,320	97,982,475	108,410,795
Jayne Sutcliffe	C	13,021,524	35,979,200	49,000,724
David Curl		21,541,334	--	21,541,334
David McMahon		7,360,000	--	7,360,000
Anderson Whamond	D	6,232,000	1,000,000	7,232,000

A. 27,150,999 shares under "other interests" are held by Galloway Limited, which is indirectly wholly owned by the trustee of a settlement under which James Mellon has a life interest.

B. 70,831,476 shares under "other interests" are held by Indigo Securities Limited, which is indirectly wholly owned by the trustee referred to in Note A above.

C. 35,979,200 shares under "other interests" are held by the trustee of a discretionary trust, under which Jayne Sutcliffe and members of her family may become beneficiaries.

D. 1,000,000 shares under "other interests" are held by the Mrs Olga Whamond, wife of Anderson Whamond.

2. **Options of the Company**

As at the balance sheet date, the Company had no outstanding share options.

Directors' Interests in Contracts

Except as disclosed in note 4 to the financial statements, no director had a beneficial interest in any material contract to which the Company or any of its subsidiaries was a party during the year.

Directors' Service Contracts

No director has a service contract with the Company, which is not terminable by the Company within one year without payment other than statutory compensation.

Substantial Shareholders

As at 31 December 2005, James Mellon, the Chairman of the board of Directors of the Company, and Jayne Sutcliffe, the Chief Executive, had interests in more than 10% of the total issued share capital of the Company as recorded in the Register of Shareholders' Interests kept by the Company. Details of their interests are set out under the section headed "Directors' interests in shares and options".

Report of the Directors Continued

Auditors

KPMG Audit LLC retire and, being eligible, offer themselves for re-appointment. A resolution for the reappointment of KPMG Audit LLC is to be proposed at the forthcoming annual general meeting.

On behalf of the Board

James Mellon
Chairman

10 February 2006

Report of the Independent Auditors

Report of the Independent Auditors, KPMG Audit LLC, to the shareholders of Charlemagne Capital Limited

We have audited the accompanying consolidated balance sheet of Charlemagne Capital Limited and its subsidiaries (the "Group") and the balance sheet of Charlemagne Capital Limited ("the Company") as of 31 December 2005 and the related consolidated statements of income, recognised income and expense and cash flows for the year then ended.

This report is made solely to the Company's members, as a body. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

These consolidated financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit in accordance with International Standards on Auditing issued by the International Auditing and Assurance Standards Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Group and Company as of 31 December 2005, and of the results of the Group's operations, changes in equity and cash flows for the year then ended in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.



KPMG Audit LLC
Chartered Accountants
Heritage Court
41 Athol Street
Douglas
Isle of Man

10 February 2006

Consolidated Income Statement

Expressed in United States Dollars	Notes	Year ended 31 December 2005 US$'000	*Year ended 31 December 2004 US$'000*
Revenue	2	90,839	*45,400*
Expenses			
Personnel expenses	3	(36,258)	*(18,134)*
Other costs		(4,981)	*(3,252)*
Operating Profit	5	49,600	*24,014*
Share of profit of jointly controlled entity		25,767	*1,252*
Uplift in holding in jointly controlled entity	12	684	*2,471*
Performance awards relating to jointly controlled entity	3	(13,258)	*(1,303)*
Profit before tax		62,793	*26,434*
Taxation	6	(6,474)	*(983)*
Profit after tax		56,319	*25,451*
Dividends	8	(4,912)	*(2,036)*
Retained earnings for the year		**51,407**	***23,415***
		US$	***US$***
Earnings per share			
Basic	9	0.097341	*0.026993*
Diluted	9	0.097341	*0.026894*

The notes on pages 14 to 32 form an integral part of these financial statements

Consolidated Statement of Recognised Income and Expense

Expressed in United States Dollars	Notes	**Year ended 31 December 2005** US$'000	***Year ended 31 December 2004*** *US$'000*
Movements in exchange differences on the translation of the financial statements of entities not accounted for in United States Dollars	19	(3,682)	*1,489*
Movement in other reserves in jointly controlled entity	19	(128)	*(51)*
(Decrease)/Increase in fair value of cashflow hedge	19	(852)	*1,251*
Net (expense)/income for the year		(4,662)	*2,689*
Net profit for the year		56,319	*25,451*
Total recognised income for the year		51,657	*28,140*

The notes on pages 14 to 32 form an integral part of these financial statements

Consolidated Balance Sheet

Expressed in United States Dollars	Notes	As at 31 December 2005 US$'000	*As at 31 December 2004 US$'000*
Non-current assets			
Property, plant and equipment	10	413	*225*
Interest in jointly controlled entity	12	4,261	*16,836*
Total non-current assets		4,674	*17,061*
Current assets			
Current investments	13	15,863	*16,111*
Receivables	15	78,931	*27,858*
Cash and cash equivalents	16	10,512	*10,343*
		105,306	*54,312*
Current liabilities			
Accounts payable, accruals and other payables	17	40,309	*14,770*
Financial liability held for trading	21	2,438	*628*
Taxation		5,102	*251*
		47,849	*15,649*
Net current assets		57,457	*38,663*
Net assets		**62,131**	***55,724***
Issued share capital	18	3,270	*8,220*
Reserves	19	58,861	*47,504*
Shareholders' equity		**62,131**	***55,724***

Approved by the Board of Directors on 10 February 2006.



Anderson Whamond
Director

The notes on pages 14 to 32 form an integral part of these financial statements

Consolidated Cash Flow Statement

Expressed in United States Dollars	Notes	Year ended 31 December 2005 US$'000	*Year ended 31 December 2004 US$'000*
Cash flows from operating activities	20	45,796	*11,495*
Investing activities			
Sale of investments		16	*4,374*
Purchase of property, plant and equipment		(393)	*(227)*
Settlement with minority interest		-	*(65)*
Cash flows (used in)/ generated from investing activities		(377)	*4,082*
Financing activities			
Shares repurchased	19	(40,338)	*(7,616)*
Options exercised		-	*1,696*
Dividend paid		(4,912)	*(2,036)*
Cash flows used in financing activities		(45,250)	*(7,956)*
Net increase in cash and cash equivalents		**169**	***7,621***
Cash and cash equivalents at the beginning of the year	16	10,343	*2,722*
Cash and cash equivalents at the end of the year	16	10,512	*10,343*

The notes on pages 14 to 32 form an integral part of these financial statements

Company Balance Sheet

Expressed in United States Dollars	Notes	As at 31 December 2005 US$'000	*As at 31 December 2004 US$'000*
Non-current assets			
Interests in subsidiaries	11	2,785	*2,783*
Interest in jointly controlled entity	12	4,261	*16,836*
Total non-current assets		7,046	*19,619*
Current assets			
Current investments	13	400	*1,251*
Receivables	15	154	*6,062*
Due from subsidiaries	23	58,173	*19,839*
Cash and cash equivalents	16	985	*961*
		59,712	*28,113*
Current liabilities			
Accounts payable, accruals and other payables		3,000	*3,539*
Due to subsidiaries	23	38,488	*12,167*
		41,488	*15,706*
Net current assets		18,224	*12,407*
Net assets		**25,270**	***32,026***
Issued share capital	18	3,270	*8,220*
Reserves	19	22,000	*23,806*
Shareholders' equity	19	**25,270**	***32,026***

Approved by the Board of Directors on 10 February 2006



Anderson Whamond
Director

Notes to the Financial Statements

1. Significant Accounting Policies

Charlemagne Capital Limited (formerly Regent Fund Management (Cayman) Limited and Regent Europe Limited) was incorporated in the Cayman Islands as an exempt company with limited liability (registered number CR-75327) on 29 July 1997. The Company's registered office is at P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. The consolidated financial statements of the Company for the year ended 31 December 2005 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in a jointly controlled entity. The financial statements were authorised for issue by the Directors on 10 February 2006.

Statement of Compliance

The consolidated financial statements have been prepared in accordance with the requirements of International Financial Reporting Standards ("IFRS") and their interpretations adopted by the International Accounting Standards Board ("IASB").

Basis of Preparation

The consolidated financial statements are prepared on the historical cost basis except that the following are stated at their fair value: financial instruments at fair value through profit or loss including derivative financial instruments. Recognised assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The Company's shares are issued in United States Dollars ("US$") as the US Dollar is a more widely recognised currency internationally than the local currency of the Cayman Islands. The functional currency of the financial statements is US Dollars and not Cayman Islands Dollars reflecting the fact that the transactions are denominated in US Dollars. Shares of the Company are issued in US Dollars and distributions to investors are also made in this currency.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

In December 2003 and March 2004, the IASB approved amendments to a number of existing standards as a result of the Improvements project and issued several new standards. The objectives of the Improvements project were to reduce or eliminate alternatives, redundancies and conflicts within the standards, to deal with some convergence issues and to make other improvements. As part of the project, IAS 31, 32 and 39 were amended. As a result the Company changed some of its accounting policies as described below under Jointly Controlled Entities and Investments.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 24.

Basis of Consolidation

Subsidiaries

Subsidiaries are those enterprises controlled by the Company. Control exists where the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Jointly controlled entities

Jointly controlled entities are those enterprises over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's interest using the equity method from the date that joint control effectively commences until the date that joint control effectively ceases. The interest in jointly controlled entities is accounted for in the individual financial statements of the Company as a financial asset at fair value through profit or loss in accordance with IAS 39. Under the previous IAS 31, the company was allowed to account for jointly controlled entities under the equity method. The amended standard removed this option.

Notes to the Financial Statements

1. Significant Accounting Policies (continued)

Basis of Consolidation (continued)

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Investment in funds managed by Charlemagne Capital Group companies

Certain Group companies from time to time purchase shares in funds managed by other Charlemagne Capital Group companies. Such holdings can amount to over 20% of the issued share capital and occasionally more than 50%. Those holdings over 50% of the issued share capital, are treated as subsidiaries. Those holdings which are over 20% but not more than 50% of the issued share capital would be treated as associates and equity accounted in the consolidated financial statements for the Group. No holdings of over 20% in Charlemagne managed funds existed at 31 December 2005.

Foreign Currency

Foreign currency transactions

Transactions in foreign currencies are translated to US Dollars at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to US Dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to US Dollars at the foreign exchange rate ruling at the date of the transaction.

Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to US Dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to US Dollars at the foreign exchange rates approximating those ruling at the dates of the transactions. Foreign exchange differences arising on translation are recognised directly in equity.

Derivative Financial Instruments

The Group uses derivative financial instruments and forward exchange contracts to manage its exposure to foreign exchange, interest rate and equity market risks arising from operational, financing and investment activities and for trading purposes.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of the resultant gain or loss depends on the nature of the item being hedged (see *Cash flow hedges* below).

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised liability, a firm commitment or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognized directly in equity. When the firm commitment or forecasted transaction results in the recognition of an asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognised in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognised in the income statement immediately.

When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Notes to the Financial Statements

1. Significant Accounting Policies (continued)

Property, plant and equipment

Owned assets

Items of equipment are stated at cost less accumulated depreciation and impairment losses.

Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of assets. The estimated useful lives are as follows:

Furniture and fixtures	5 years
Computer equipment	3 years
Other equipment	4 years

Investments

Classification

At 1 January 2005, the Group adopted the amended IAS 32 and IAS 39 and designated all equity investments, including mutual funds, into the financial assets at the fair value through profit and loss category.

Debt and equity investments held by the Group as at 31 December 2004 were classified as held-for-trading, US$16.08m, and available-for-sale, US$0.03m. As at 1 January 2005 these were designated at fair value through profit and loss, US$16.11m.

At 31 December 2004 all investments classified as available-for-sale were carried at fair value with fair value changes being recognised in the income statement. Designation at 1 January 2005 of all equity investments at fair value through profit and loss did not result in any adjustment to their carrying amounts.

Recognition and derecognition

The Group recognises financial assets at fair value through profit or loss on the date it commits to purchase the instruments. From this date any gains and losses arising from changes in fair value of the assets are recorded. These assets are derecognised when the rights to receive cash flows from the assets have expired or when the Group has transferred substantially all risks and rewards of ownership.

Measurement

Investments are measured initially at fair value. Subsequent to initial recognition all investments are measured at fair value.

Fair value measurement principles

The value of financial instruments is based on their quoted market bid price, where available, at the balance sheet date without any deduction for transactions costs. If a quoted market price is not available on a recognised exchange or from a broker/dealer for non-exchange traded financial instruments, the fair value of the instrument is estimated by the Board of Directors.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of investments are recognised in the income statement.

Other receivables

Other receivables are measured at amortised cost less impairment losses.

Notes to the Financial Statements Continued

1. Significant Accounting Policies (continued)

Other payables

Other payables are measured at amortised cost.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and call deposits. For the purpose of the statement of cash flows, cash and cash equivalents would be presented net of bank overdrafts if any existed.

Impairment of assets carried at cost or amortised cost

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. All impairment losses and reversals are recognised in the income statement.

Share Capital

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity and the shares are cancelled.

Dividends

Dividends are recognised as a liability in the year in which they are declared and approved.

Revenue Recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:-

(a) investment management, administration and advisory fees contractually receivable by the Group are recognised in the year in which the respective fees are earned. Performance fees arising upon the achievement of specified targets are recognised at the respective funds' year-ends, when such performance fees are confirmed as receivable, or when there is a crystallising event, including but not limited to redemption of shares against which performance fees have been accrued;

(b) profit or loss on sale of investments is recognised when title is passed;

(c) interest is recognised on the effective interest basis;

(d) dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment turns ex-dividend;

(e) revenue related to provision of services is recognised on an accruals basis.

Operating Lease Payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

Notes to the Financial Statements Continued

1. Significant Accounting Policies (continued)

Employee benefits

Obligations for contributions to employee's International Pension Plans are recognised as an expense in the income statement as incurred. Obligations to the Charlemagne 2005 Employee Benefit Trust are recognised as an expense in the income statement to the extent that these have been provisionally allocated to discretionary revocable sub-trusts of which certain directors and employees of the company may become beneficiaries.

Income Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Investment in subsidiaries

The Company's investment in the subsidiaries is stated at cost less impairment losses.

Comparative Figures

Where necessary comparative figures have been adjusted to conform with changes in presentation with the current year.

Notes to the Financial Statements Continued

2. Revenue

	Year ended 31 December 2005 US$'000	*Year ended 31 December 2004 US$'000*
Fund management and related fees, net of rebates	27,258	*14,472*
Performance fees	60,658	*23,911*
Investment Income (including profit on investments and derivatives)	533	*6,162*
Other income	2,390	*855*
	90,839	*45,400*

3. Personnel Expenses

	Year ended 31 December 2005 US$'000	*Year ended 31 December 2004 US$'000*
Salaries	4,962	*4,127*
Performance Related Bonuses	8,391	*6,657*
Contributions to Employee Benefit Trust	29,790	*2,868*
Pension Contributions	5,687	*4,462*
Compulsory social security contributions	686	*1,323*
	49,516	*19,437*

The Personnel Expenses analysis for 2005 shown above includes US$13.3m (2004: US$1.3m) performance awards relating to the jointly controlled entity.

Directors' Emoluments	Year ended 31 December 2005 US$'000	*Year ended 31 December 2004 US$'000*
Fees	105	*120*
Salaries	795	*663*
Performance Related Bonuses	5,333	*2,507*
Pension Contributions	2,438	*2,562*
	8,671	*5,852*

Notes to the Financial Statements Continued

3. Personnel Expenses (continued)

The number of employees of the Group as at the end of the year was 48 (2004: 40) full time and no part time (2004: 1)

The Group operates a discretionary bonus scheme, as approved by the Board, which is based on the Group's profit before taxation. Bonuses are accounted for in the financial year in which the bonus is earned.

During the year the Group created an employee benefit trust, the Charlemagne 2005 Employee Benefit Trust ("EBT"). The EBT is controlled by an independent Trustee (the "Trustee"). The EBT was created in order to motivate and retain the Group's directors and employees, each of whom is a potential beneficiary from the trust. Contributions paid, or to be paid, by the Group into the EBT relating to the year were US$29.8m (2004: US$2.9m). These contributions have been expensed through Personnel Expenses.

Of the total amount contributed to the EBT relating to 2005, the Directors of Charlemagne Capital Services Limited ("CCSL"), the Group's global employment company, have recommended to the Trustee that the sum of US$18.3m (2004: US$1.6m) be provisionally allocated to discretionary revocable sub-trusts of which certain directors of the company may be potential beneficiaries. However no amount has been included in directors' emoluments since the amounts have not been allocated to any director or employee with any certainty.

Highest Paid Director

The highest paid Director had emoluments of US$2,736k (2004: US$3,538k). This amount includes US$2,438k (2004: US$2,562k) in respect of contributions made into an International Pension Plan of which the Director may become a beneficiary in due course. Additionally the Directors of CCSL have recommended to the Trustee of the EBT that the sum of US$7,414k (2004: nil) be provisionally allocated to a discretionary sub-trust of which the highest paid director may be a potential beneficiary. This sum has not been included within the highest paid director's emoluments as the amount has not been allocated to any director or employee with any certainty.

Highest Paid Employee

The highest paid Employee had emoluments of US$4,575k (2004: US$3,430k). This amount includes US$3,249k (2004: US$1,900k) in respect of contributions made into an International Pension Plan of which the Employee may become a beneficiary in due course.

4. Related Party Transactions

Identity of related parties

The Group is related to its jointly controlled entity (note 12) and to its Directors and executive officers.

Transactions with Directors and executive officers

As at 31 December 2005, Directors of the Company and their immediate interests controlled 59% (*2004: 59%*) of the voting shares of the Company.

Summary of transactions

The following is a summary of transactions with related parties during the year. All such transactions were entered into in the ordinary course of business.

Notes to the Financial Statements Continued

4. Related Party Transactions (continued)

Summary of transactions (continued)

a. During the year US$133,493 (*2004: US$135,387*) was paid to Burnbrae Ltd, a company where ultimate ownership is connected with James Mellon, a director of Charlemagne Capital Limited, for rental of property. Anderson Whamond was a Director of Burnbrae Ltd during 2005.

b. During the year US$109,226 (*2004: US$60,105*) was paid to Lattice Limited, a company where the ultimate ownership is connected with David McMahon, a director of Charlemagne Capital Limited, for consultancy services. Anderson Whamond is a director of Lattice Limited.

c. During the year, the company did not receive any rental income from Ironwood LLC (*2004: US$3,287*) a company where the ultimate ownership is connected with Anderson Whamond, a director of Charlemagne Capital Limited, for rental of office space.

d. Transactions with funds managed by Charlemagne Capital Group companies:

Over 92% *(2004: 92%)* of the turnover from investment management, administration, performance incentive fees, advisory fees and commissions is derived from funds over which the Directors consider the Group has influence by virtue of its management, administration and advisory roles.

e. Certain Directors have shareholdings in certain funds managed by Charlemagne Capital Group companies.

f. Total salaries and bonuses of US$6.1m (*2004:US$7.3m*) were awarded to Directors during the year. In addition the Group made contributions of US$2.4m *(2004: US$2.6m)* into an International Pension Plan for which a director may become a beneficiary. The Group also made contributions of US$18.3m *(2004: US$1.6m)* into an Employee Benefit Trust which the Directors of Charlemagne Capital Services Ltd have provisionally recommended that the trustee allocate to discretionary revocable sub-trusts of which certain directors may be potential beneficiaries. This sum has not been included within director's emoluments as the amounts have not been allocated to any director or employee with any certainty.

5. Profit from Operations

The Group's profit from operations was arrived at:-	**Year ended 31 December 2005** US$'000	***Year ended 31 December 2004*** *US$'000*
After charging and (crediting):		
Revenue Items		
Realised (profit)/loss on disposal of current investments	(6,126)	*6*
Unrealised loss/(profit) on current investments	312	*(4,454)*
Realised (profit) on current investments	-	*(91)*
Recovery of doubtful debts	-	*(600)*
Interest income	(676)	*(201)*
Exchange loss net	403	*12*
Expense Items		
Depreciation	161	*82*
Auditors' remuneration	161	*115*
Operating lease rental on property	307	*323*

Notes to the Financial Statements Continued

6. Taxation

Recognised in the income statement		**Year ended 31 December 2005** US$'000		***Year ended 31 December 2004*** *US$'000*
Current tax expense:				
Current year		6,282		*996*
Under/(Over)provided in prior years		192		*(13)*
Total income tax expense in income statement		6,474		*983*
Reconciliation of effective tax rate				
Profit before tax		62,793		*26,434*
Income tax using the domestic corporation tax rate	0%	-	*0%*	-
Effect of different tax rates in foreign jurisdictions	10.00%	6,282	*3.77%*	*996*
Under/(Over)provided in prior years	0.31%	192	*(0.05)%*	*(13)*
	10.31%	6,474	*3.72%*	*983*

7. Profit Attributable to Shareholders

The net profit attributable to shareholders reflected in the financial statements of the Company itself amounts to US$39.35m (*2004: US$ 10.16m*).

8. Dividend

	Year ended 31 December 2005 US$'000	***Year ended 31 December 2004*** *US$'000*
Interim dividend of 0.6 US cents *(2004: 0.2 US cents)*	4,912	*2,036*

The interim dividend of 0.6 US cents per ordinary share in respect of the year ended 31 December 2004 was paid on 16 February 2005 to those shareholders on the register on 31 January 2005 and charged to income statement in 2005.

The interim dividend of 2 US cents per ordinary share in respect of the year ended 31 December 2005 was paid on 30 January 2006 to those shareholders on the register on 24 January 2006 and will be charged to income statement in 2006.

9. Earnings Per Share

The calculation of basic earnings per share of the Group is based on the net profit attributable to shareholders for the year of US$56.32m (*2004: US$25.45m*) and the weighted average number of shares of 578,574,879 (*2004: 942,891,383*) in issue during the year.

The calculation of diluted earnings per share of the Group is same as basic earnings per share as there were no share options outstanding at the beginning and end of the year.

Notes to the Financial Statements Continued

10. Plant, property and equipment

Group	Furniture and Fixtures US$'000	Computer and Other Equipment US$'000	Total US$'000
Cost:			
At 1 January 2004	599	890	1,489
Acquisitions	4	223	227
Disposals	(47)	(51)	(98)
Exchange adjustment	37	66	103
At 31 December 2004	593	1,128	1,721
At 1 January 2005	593	1,128	1,721
Acquisitions	64	329	393
Exchange adjustment	(63)	*(140)*	(203)
At 31 December 2005	594	1,317	1,911
Depreciation and impairment:	581	822	1,403
At 1 January 2004	4	78	82
Provided during the year	(36)	(48)	(84)
Exchange adjustment	37	58	95
At 31 December 2004	586	910	1,496
At 1 January 2005	586	910	1,496
Provided during the year	10	151	161
Exchange adjustment	(59)	(100)	(159)
At 31 December 2005	537	961	1,498
Carrying amounts:			
At 1 January 2004	18	68	86
At 31 December 2004	7	*218*	*225*
At 1 January 2005	7	*218*	*225*
At 31 December 2005	57	356	413

There was no equipment in the Company.

11. Interests in Subsidiaries

	US$'000
Cost	
At 1 January 2005	4,025
Addition during the year	2
At 31 December 2005	4,027
Impairment	
At 1 January 2005	1,242
Increase during the year	-
At 31 December 2005	1,242
Carrying Amount	
At 31 December 2005	2,785
At 31 December 2004	*2,783*

Balances with subsidiaries are included within current assets and current liabilities.

Notes to the Financial Statements Continued

11. Interests in Subsidiaries (continued)

Particulars of the principal subsidiaries of the Company at 31 December 2005 are as follows:

Name	Place of Incorporation/ Operation	Issued and Fully Paid Share Capital	Percentage of Equity Interest Attributable to the Company		Principal Activities
			Direct	Indirect	
Charlemagne Capital (IOM) Limited	Isle of Man	Ordinary GBP20,000	100%	-	Investment Management
Charlemagne Capital (UK) Limited	United Kingdom	Ordinary GBP100	100%	-	Investment Advice and Marketing
Charlemagne Capital (Barbados) Limited	Barbados	Ordinary GBP10	100%	-	Investment and Investment Research
Charlemagne Capital (Services) Limited*	Isle of Man	Ordinary GBP2,000	60%	-	Personnel

*40% of the shares of Charlemagne Capital (Services) Limited, the Group's global employment company, are held by the Charlemagne 2005 Employee Benefit Trust. The trust is controlled by an independent trustee.

12. Interest in Jointly Controlled Entity

	Group	
	31 December 2005	*31 December 2004*
	US$'000	*US$'000*
Share of net tangible assets	4,261	15,835
Share of goodwill	-	1,001
	4,261	16,836

The Group has a 12.86% (*2004: 12.36%*) interest in a jointly controlled entity, SWR Investments Limited ("SWR"), a company incorporated in the Cayman Islands, which invested in banking and financial entities in Eastern Europe.

Based solely on the consideration paid by all the parties, the Group would have been entitled to 2.82% of SWR. The Directors' interpretation of the agreement between the parties is that the economic benefit of the additional holding should be recognised evenly over a five year period. The increase in the holding resulting from this treatment is recognised in the income statement within revenue. The amount recognised for the year ended 31 December 2005 was US$0.68m (*2004: US$2.47m*).

Although the stake in SWR continues to be held, the underlying banking investments were sold to independent third parties under contracts which were completed in March 2005. This coincided with the fifth anniversary of the recognition of the uplift of the additional holding as described in the previous paragraph.

The sale of the banking investments resulted in recognition of profits by the Group of US$26.4m in respect of its holding. In June 2005, SWR paid a dividend to the Group of US$14.7m and further undertook a compulsory repurchase of 85% of its outstanding equity. As a result of the repurchase, a further US$18.4m was received by the Group.

At the balance sheet date, the Group remains entitled to a further US$4.26m in respect of its stake. It expects to receive approximately EUR3.6m of this during March 2006 when SWR will become free to distribute monies previously held in escrow under the sale contract of one of the banking investments. Thereafter further distributions will depend upon the level of taxes due to be paid by subsidiaries of SWR on their share of profits made on disposal. SWR currently retains cash sufficient to meet its assessment of the maximum liability its subsidiaries will face. At the balance sheet date, there is a material uncertainty regarding this matter and accordingly the Group's share of such cash is held at a zero valuation.

Notes to the Financial Statements Continued

12. Interest in Jointly Controlled Entity (continued)

In view of the fact that the Group retains a significant influence over the management of SWR, an equity accounting approach has continued with regard to this investment.

The Group's share of post-acquisition profits in SWR is US$27.2m (*2004: profits of US$1.4m*).

13. Investments

	31 December 2005 US$'000	***31 December 2004*** *US$'000*
Group		
Current investments – at fair value through profit or loss		
Equity securities held for trading	15,446	*14,827*
Equity securities designated at fair value through profit or loss	17	*33*
Derivative financial instruments (see note 21)	400	*1,251*
	15,863	*16,111*
Company		
Current Investments		
Derivative financial instruments (see note 21)	400	*1,251*

14. Deferred Taxation

There is an unprovided deferred taxation asset of US$13k (*2004: US$14k*) representing the tax effect of depreciation in excess of capital allowances.

15. Receivables

	Group		**Company**	
	31 December 2005 US$'000	***31 December 2004*** *US$'000*	**31 December 2005** US$'000	***31 December 2004*** *US$'000*
Trade receivables (net of impairment)	70,061	*15,576*	-	-
Amount due from jointly controlled entity	4	*3,041*	4	*3,041*
Other receivables	8,493	*8,866*	145	*2,995*
Prepayments	373	*375*	5	*26*
	78,931	*27,858*	154	*6,062*

Other receivables include amounts totalling US$4.5m (2004:US$5.9m) in respect of margin deposits held by the Group in respect of their normal trading in currencies, futures and options (note 21).

16. Cash and Cash Equivalents

	Group		**Company**	
	31 December 2005 US$'000	***31 December 2004*** *US$'000*	**31 December 2005** US$'000	***31 December 2004*** *US$'000*
Bank balances	71	*161*	13	*25*
Call deposits	4,399	*10,182*	972	*936*
Term deposits	6,042	-	-	-
Cash and cash equivalents	10,512	*10,343*	985	*961*

Notes to the Financial Statements Continued

17. Accounts Payable, Accruals and Other Payables

	Group		Company	
	31 December 2005 US$'000	***31 December 2004*** *US$'000*	**31 December 2005** US$'000	***31 December 2004*** *US$'000*
Provision for performance awards	22,310	*9,040*	2,830	*3,530*
Accruals and other payables	17,999	*5,730*	170	*9*
	40,309	*14,770*	3,000	*3,539*

18. Issued Share Capital

Shares	**31 December 2005** US$'000	***31 December 2004*** *US$'000*
Authorised		
2,000,000,000 ordinary shares of US$0.01 each	20,000	*20,000*
Issued and fully paid		
At beginning of year; 821,987,311 (*2004: 938,476,138*) ordinary shares of US$0.01 each	8,220	*9,385*
Options exercised; None (*2004: 97,600,000*)	-	*976*
Shares repurchased; 494,998,895 (*2004: 214,088,827*)	(4,950)	*(2,141)*
At end of year; 326,988,416 (*2004: 821,987,311*) fully paid	3,270	*8,220*

As at the date of signing the financial statements there were 326,988,416 ordinary shares of US$0.01 each issued and fully paid.

Share Options

On 4 December 2000, the Company's Share Option Scheme ("the Scheme") was adopted. Under the terms of the Scheme the Directors may at their discretion invite employees, including Directors, to take up options to subscribe for shares of the Company at any time during the period of five years from the date of the Scheme's approval.

As at 31 December 2005, the Company had no outstanding share options. No further options were granted during the year and no further options can be granted under the scheme.

Notes to the Financial Statements Continued

19. Shareholders' Equity

2005	Share Capital	Share Premium	Retained Earnings	Capital Reserve	Capital Redemption Reserves	Other Reserves*	Foreign Currency Exchange Reserve	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Group								
At 1 January 2005	8,220	763	30,671	8,306	2,589	128	5,047	55,724
Shares repurchased	(4,950)	(458)	(24,035)	(8,306)	(2,589)	-	-	(40,338)
Jointly controlled entity	-	-	-	-	-	(128)	(4,190)	(4,318)
Foreign currency translation adjustment	-	-	-	-	-	-	508	508
Decrease in fair value of cashflow hedge	-	-	(852)	-	-	-	-	(852)
Profit for the year	-	-	56,319	-	-	-	-	56,319
Dividends	-	-	(4,912)	-	-	-	-	(4,912)
At 31 December 2005	3,270	305	57,191	-	-	-	1,365	62,131

	Share Capital	Share Premium	Retained Earnings	Capital Reserve	Capital Redemption Reserves	Other Reserves*	Foreign Currency Exchange Reserve	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Company								
At 1 January 2005 (as restated)	8,220	763	12,167	8,306	2,589	-	(19)	32,026
Shares repurchased	(4,950)	(458)	(24,035)	(8,306)	(2,589)	-	-	(40,338)
Decrease in fair value of cashflow hedge	-	-	(852)	-	-	-	-	(852)
Profit for the year	-	-	39,346	-	-	-	-	39,346
Dividends	-	-	(4,912)	-	-	-	-	(4,912)
At 31 December 2005	3,270	305	21,714	-	-	-	(19)	25,270

2004	Share Capital	Share Premium	Retained Earnings	Capital Reserve	Capital Redemption Reserves	Other Reserves*	Foreign Currency Exchange Reserve	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Group								
At 1 January 2004	9,385	43	11,480	8,306	2,589	179	3,558	35,540
Shares repurchased	(2,141)	-	(5,475)	-	-	-	-	(7,616)
Option exercised	976	720	-	-	-	-	-	1,696
Jointly controlled entity	-	-	-	-	-	(51)	1,190	1,139
Foreign currency translation adjustment	-	-	-	-	-	-	299	299
Increase in fair value of cashflow hedge	-	-	1,251	-	-	-	-	1,251
Profit for the year	-	-	25,451	-	-	-	-	25,451
Dividends	-	-	(2,036)	-	-	-	-	(2,036)
At 31 December 2004	8,220	763	30,671	8,306	2,589	128	5,047	55,724

Notes to the Financial Statements Continued

19. Shareholders' Equity (continued)

	Share Capital	Share Premium	Retained Earnings	Capital Reserve	Capital Redemption Reserves	Other Reserves*	Foreign Currency Exchange Reserve	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Company								
At 1 January 2004	9,385	43	5,080	8,306	2,589	179	2,987	28,569
Revised IAS31 adjustment	-	-	3,185	-	-	(179)	(3,006)	-
At 1 January 2004 (as restated)	9,385	43	8,265	8,306	2,589	-	(19)	28,569
Shares repurchased	(2,141)	-	(5,475)	-	-	-	-	(7,616)
Option exercised	976	720	-	-	-	-	-	1,696
Increase in fair value of cashflow hedge	-	-	1,251	-	-	-	-	1,251
Profit for the year	-	-	10,162	-	-	-	-	10,162
Dividends	-	-	(2,036)	-	-	-	-	(2,036)
At 31 December 2004 (as restated)	8,220	763	12,167	8,306	2,589	-	(19)	32,026

* Other Reserves related to the Group's share of SWR's legal, statutory and other reserves.

Following adoption of the revised IAS31 and IAS 39 as at 1 January 2005, all amounts included within Other Reserves and the Foreign Currency Exchange Reserves which related to the jointly controlled entity were reclassified to retained earnings. The effect of this reclassification was to increase the profit for the year ended 31 December 2004 by US$1.139m.

Under Cayman Island law all categories of reserves are distributable. However, under normal circumstances the Company considers that only retained profits are distributable to shareholders. In the current and previous periods, the Company repurchased some of its own shares. These shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by their nominal value. The premium on shares repurchased during 2005 was charged against the capital reserve and the capital redemption reserve with the remaining balance being charged to retained earnings. The premium on shares repurchased during 2004 was charged to retained earnings.

20. Notes to the Consolidated Cash Flow Statement

Reconciliation of cash flow from operating activities

	Year ended 31 December 2005 US$'000	***Year ended 31 December 2004*** US$'000
Operating Profit	49,600	*24,014*
Depreciation	161	*82*
Exchange (gain)/loss on equipment	44	*6*
Provision for unrealised loss/(profit) on foreign exchange contracts and investments	312	*(4,458)*
Purchase of investments	(6,341)	*(5,323)*
Sale of investments	11,551	*7,136*
Profit on disposal of investments	(6,126)	*(1,555)*
Unrealised loss on investments	-	*4*
Increase in receivables	(51,073)	*(18,020)*
Increase in accounts payable, accruals and other payables	15,456	*10,220*
Dividend and Distribution received from jointly controlled entity	33,101	-
Tax paid	(1,397)	*(910)*
Foreign currency transaction adjustment	508	*299*
Cash flow from operating activities	45,796	*11,495*

Cash flow from operating activities includes interest received of US$676k (*2004: US$201k*).

Notes to the Financial Statements Continued

21. Financial Instruments and Concentration Risk

Financial assets of the Group include cash and cash equivalents, investments and other receivables. Financial liabilities include accruals and other payables. The carrying amounts of these other assets approximate their fair values.

The Group's trading in derivatives is partly for hedging purposes, and partly for speculative investment. Where hedging is involved, the policy is fully or partly to match positions held in other assets. Speculative investment is carefully used, in accordance with parameters set by the Board, in short term situations where physical assets are inappropriate.

Derivatives refer to financial contracts whose value depends on the face value of one or more underlying assets or indices. At 31 December 2005 and 2004 the Group's holdings in derivatives translated into US Dollars were as specified in the tables below.

As at 31 December 2005

All amounts stated in US Dollars

Type of contract	Expiration	Underlying	Notional Amount of Contracts Outstanding US$'000	Fair Value (Assets) US$'000	Fair Value (Liabilities) US$'000
Futures	March 06	Equity Indices	11,327	-	1,586
Forwards	March 06	Foreign Currencies	4,558	400	-
Options	January 06	Equities	2,784	-	852

As at 31 December 2004

All amounts stated in US Dollars

Type of contract	Expiration	Underlying	Notional Amount of Contracts Outstanding US$'000	Fair Value (Assets) US$'000	Fair Value (Liabilities) US$'000
Futures	January 05	Equity indices	7,140	-	628
Forwards	May05 – March 06	Foreign currencies	41,011	1,251	-
Options	February 05	Equities	569	51	-

Notional amounts are the underlying reference amounts to stock exchange differences, equities and foreign currencies upon which the fair value of the futures, forwards and option contracts traded by the Group are based. While notional amounts do not represent the current fair value and are not necessarily indicative of the future cash flows of the Group's futures, and forward contracts, the underlying price changes in relation to the variables specified by the notional amounts affect the fair value of these derivative financial instruments.

The following is a summary of amounts included within the income statement in respect of derivatives:

	31 December 2005 US$'000	*31 December 2004 US$'000*
Group		
Realised (loss)/profit on derivatives trading in the year	(3,873)	*679*
Unrealised (but recognised) loss on derivatives held at year end	(2,438)	*(628)*

The purchase and sale of derivatives are subject to limits established by the Board. These are monitored on a regular basis and the Group continues to develop its statistical techniques for monitoring purposes.

There is strict segregation between the investment management and deal settlement functions.

Notes to the Financial Statements Continued

21. Financial Instruments and Concentration Risk (continued)

In the course of the Group's normal trading in currencies, futures and options, margin deposits of varying amounts of cash are held by the Group's brokers. As at 31 December 2005, the amount of these margin deposits was US$4.5m (*2004: US$5.9m*), such deposits being included within other receivables in the balance sheet (note 15).

Hedging

During the final quarter of 2004, the Group's jointly controlled entity, SWR Investments Limited, entered into sale agreements in respect of two entities controlled by it. Subject to certain warranties provided and satisfaction of all terms of the agreements, the remaining Euro-denominated proceeds from these disposals are due to be received in March 2006.

However, given that the Company's reporting currency is US Dollars, the Company has entered into forward foreign exchange contracts to sell Euros for US Dollars at the estimated dates of receipt. These contracts are intended to mitigate the foreign currency risk associated with movements in the currency proceeds between the date of entering the agreement and the date of receipt.

Details of the nominal and fair values of these contracts as at 31 December 2005 are disclosed within the table on page 29. In accordance with IAS39, Financial Instruments: Recognition and Measurement, as these instruments represent cash flow hedges all gains and losses relating to these contracts have been recognised in equity rather than within the income statement for the current year.

Market risk

The Group is exposed to market risk directly via its investment holdings and indirectly via its assets under its management, from which its fee income is derived. As the investments held directly and indirectly are mostly in the emerging European market, there is a concentration of this risk and any general movement in this market would have a significant impact on the Group's income and the value of the Group's investments.

Liquidity risk

The Group is exposed to liquidity risk to the extent that it holds significant stakes in certain financial instruments for which no developed market exists. Therefore, the Group might be unable to sell such stakes quickly at close to fair value. This risk is managed by the Group by means of cash flow planning to ensure that future cash requirements are anticipated and, where financial instruments have to be sold to meet these requirements, the process is carried out in a controlled manner intended to minimize the liquidity risk involved. The Group maintains an overdraft facility with its bankers which can be used if necessary.

Credit risk

The majority of debtors arise from fund management and related activities of the Group. As such the Group is able to determine that the credit risk is minimal in relation to the majority of its debtors. For other debtors a credit evaluation is undertaken on a case by case basis. To reduce exposure to credit risk arising from non-performance by counterparties in derivative transactions, the Group's policy is to transact business through brokers with high credit ratings wherever practicable. The Group invests available cash and cash equivalents with various banks. The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments but, given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

Interest rate risk

The Group is exposed to interest rate risk with regard to holdings in cash and cash equivalents. All cash holdings are at variable rates. The Group does not have any borrowings. Surplus funds are placed on short term deposit.

Notes to the Financial Statements Continued

21. Financial Instruments and Concentration Risk (continued)

Foreign currency risk

The Group incurs foreign currency risk on investments and expenses denominated in currencies other than US Dollars. In normal circumstances the Group does not actively hedge these foreign currency risks, except as noted below.

	Group		Company	
	31 December 2005	*31 December 2004*	31 December 2005	*31 December 2004*
	US$'000	*US$'000*	US$'000	*US$'000*
Current investments				
- Euros	1,903	*870*	-	-
Cash and cash equivalents				
- Euros	750	*4,462*	151	*144*
- British Pounds	70	*145*	5	*17*

As discussed in note 12, the Group has an interest in a jointly controlled entity, SWR Investments Limited, which invested in banking and financial entities in Eastern Europe. A significant proportion of SWR's assets are held in Euros and therefore exposed to currency fluctuations.

Charlemagne Capital Limited has entered into forward foreign exchange contract to mitigate the exchange risk associated with the expected distribution from SWR in March 2006.

22. Commitments

Operating lease commitments during the next twelve months are as follows:

	31 December 2005	*31 December 2004*
	US$'000	*US$'000*
Group		
Property, expiring:		
Within 1 year	-	-
In the second to fifth years, inclusive	126	*128*
Over five years	174	*176*
Company		
Lease commitments	-	-

23. Amounts due to and from Subsidiaries

The amounts due to and from subsidiaries are unsecured, repayable on demand and bear interest at commercial rates.

24. Critical accounting estimates, and judgement in applying accounting policies (see revised IAS32)

The directors considered the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates. Estimates and judgements are continually evaluated and are based on historical and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Fair value of financial instruments

Note 21 contains information about the assumptions and the risk factors relating to the fair value of financial instruments including derivatives. The fair value of financial instruments that are not quoted in active market are determined by the directors by using valuation techniques.

Notes to the Financial Statements Continued

24. Critical accounting estimates, and judgement in applying accounting policies (continued)

Where valuation techniques are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. To the extent practical, models use only observable data. However areas such as credit risk, volatilities and correlations require the directors to make estimates. Changes to the assumptions about these factors could affect reported fair values of financial instruments.

25. Contingent liabilities

In December 2004, Southwise Trading Limited, a subsidiary of the Company, sold a controlling stake in a Bulgarian property company. The stake was being held as a nominee for a number of holders as well as for the account of Southwise Trading Limited itself. The contract for sale was subject to a number of provisions, one of which was to arrange a bank guarantee in favour of the property company in respect of claims that may be made in respect of an unsettled legal dispute with a third party. The bank guarantee was for a maximum amount of €125,000 plus US$780,000 and had a maximum duration of three years. The guarantee is backed by a cash deposit from the Company which has been funded pro rata by the former beneficial owners of the shares disposed of. The Company's share is US$129,975. At the time of signing the Financial Statements, no claims have been made against the bank guarantee.